One Bush Street Suite 1600 San Francisco, CA 94104-4446 +1 415 262 4500 Main +1 415 262 4555 Fax www.dechert.com MARK PERLOW Partner mark.perlow@dechert.com +1 415 262 4530 Direct

November 2, 2015

VIA EDGAR

Asen Parachkevov
U.S. Securities and Exchange Commission
100 Fifth Street, NE
Washington, DC 20549

RE:	Aspiration Funds
File Nos.: 811-22922; 333-192991

Dear Mr. Parachkevov:
This letter responds to comments you provided orally to Stephen Cohen and me on October 2, 2015 concerning the registration statement on Form N-1A of Aspiration Funds (the "Trust").  Your comments related to Post-Effective Amendment ("PEA") No. 5 to the Trust's registration statement, filed on August 19, 2015, relating to the Aspiration Redwood Fund (the "New Fund") and Aspiration Flagship Fund (the "Flagship Fund" and, together with the New Fund, the "Funds").  PEA No. 6, reflecting responses to your comments as set forth below and other matters, will be filed concurrently with this letter for automatic effectiveness on November 2, 2015.
Unless otherwise noted, defined terms have the same meaning ascribed to them in PEA No. 5.  For ease of reference, we have set forth below each of your comments, followed immediately by the Trust's response to the comment.
Prospectus
1.            In the "Principal Investment Strategies" section, please provide additional information regarding the New Fund's strategy to use sustainable investing.

RESPONSE:  The first paragraph in the "Principal Investment Strategies" section has been amended to include the following (new language underlined; removed language with a ~~strike-through~~):
Principal Investment Strategies
To achieve its investment objective, the Fund invests in, or seeks exposure to, companies based on various financial factors and fundamental sustainability factors such as the environmental, social and governance performance of such companies. The Fund invests in equity securities, which include, but are not limited to, dividend-paying securities, common stock, preferred stock, shares of investment companies, convertible securities, warrants and rights.  The Fund may, but is not required to, use exchange-traded ~~and over-the-counter ("OTC")~~ derivative instruments for risk management purposes or as part of the Fund's investment strategies. Generally, derivatives are financial contracts with value dependent upon, or derived from, the value of an underlying asset, reference rate, or index, and may relate to stocks, bonds, interest rates, currencies or currency exchange rates, and related indexes. The derivatives in which the Fund may invest include futures and forward currency agreements. These derivatives may be used for risk management purposes to manage or adjust the risk profile of the Fund. Futures on currencies and forward currency agreements may also be used to hedge against a specific currency. In addition, futures on indices may be used for investment (non-hedging) purposes to earn income; to enhance returns; to replace more traditional direct investments; or to obtain exposure to certain markets.
2.            If the Fund's Sub-Adviser intends to use any other type of derivative as a principal investment strategy, identify the type and describe how it will be used in the "Principal Investment Strategies" section.  If the Fund's Sub-Adviser intends to use OTC derivatives, include a risk factor relating to those OTC derivatives in the Fund's prospectus or remove the reference to OTC derivatives in the "Principal Investment Strategies" section.
RESPONSE:  The Trust confirms that the Sub-Adviser does not intend to use any other such derivatives, including OTC derivatives.  As noted above, the Trust has removed the reference to OTC derivatives from the "Principal Investment Strategies" section.
Statement of Additional Information
1.
Please confirm that the Funds will comply with Item 19(a)(3) of Form N-1A  with respect to the method of calculating the sub-advisory fees payable by the Funds, including the total dollar amounts paid to the sub-advisers for the last three years, any credits reduced the sub-advisory fee for any of the last three fiscal years and any expense limitation provision.

RESPONSE:  As discussed with you, the Trust believes that the Funds are not required to disclose the information within the scope of Item 19(a)(3), because that Item only requires that a Fund disclose fees "payable by the [F]und."  As the SEC staff is aware, the sub-advisory fees are not payable by the Funds either directly or indirectly, because the Funds do not pay a sub-advisory fee to a Sub-Adviser or an advisory fee to the Adviser. Moreover, we note that the SEC applications staff has informally explained that exemptive relief from this requirement was not necessary to omit this information.  Nonetheless, the Trust has agreed to disclose the aggregate fees paid by the Adviser to all Sub-Advisers of a Fund in total, both as a dollar amount and as a percentage of the Fund's net assets, which is consistent with the disclosures generally provided by other funds that are advised under a "manager of managers" structure.
Overall, the Adviser and Trust believe that disclosure of each Sub-Adviser's fee schedule or the dollar amount of the fees paid to the Sub-Adviser could indirectly harm the Funds, because it would limit the Adviser's ability to negotiate fees for new sub-advisers that were lower than the fees paid to existing Sub-Advisers.  While each Fund shareholder, under the Fund's fee structure, only pays the Adviser at a rate that s/he determines, the viability of the Funds' innovative and investor-friendly fee model depends upon the Adviser's ability to generate reasonable profits.  (The Adviser understands that the logic of the position only applies where there is more than one sub-adviser for a Fund, and that under the updated disclosure, it would essentially be disclosing a sub-adviser's fees and effective fee rate for a single sub-adviser Fund.)  Similar reasoning underlies the "manager of managers" disclosure relief typically granted by the SEC summarized above, which the SEC applications staff has indicated is not necessary for the Funds.  Indeed, if the Funds were required to disclose each Sub-

Adviser's compensation, it would place the Adviser and the Funds at a competitive disadvantage to other manager-of-managers funds in negotiating lower sub-advisory fees.
2.
Please update the disclosure under the sub-section "Sub-Adviser" to clarify whether the 10% that the Adviser and Sub-Adviser contribute to charity is calculated before or after sub-advisory fees are deducted.

RESPONSE:  The Trust will revise the sub-section "Sub-Adviser" as follows (new language underlined):
The Adviser has engaged UBS Asset Management (Americas), Inc. to serve as Sub-Adviser to the Fund pursuant to a sub-advisory agreement between the Adviser and the Sub-Adviser.  The Sub-Adviser's principal place of business is One North Wacker Drive Chicago, IL 60606.  Subject to the authority of the Board of Trustees and oversight by the Adviser, the Sub-Adviser is responsible for management of the Fund's investment portfolio according to the Fund's investment objective, policies and restrictions.  The Sub-Adviser is entitled to receive an annual sub-advisory fee, paid by the Adviser – not the Fund – for advisory services provided to the Fund, according to a formula.   In addition, the Adviser and Sub-Adviser each donate 10% of their respective fees to charity.  The Adviser will donate 10% of its fees after deducting the sub-advisory fee paid to the Sub-Adviser is deducted and the Sub-Adviser will donate 10% of its fees after receiving its fee from the Adviser.  The aggregate fees paid by the Adviser to the Sub-Adviser in total, both as a dollar amount and as a percentage of the Fund's net assets will be provided after the Fund completes its first fiscal year.
Part C/Exhibits
1.                    Please consider revising the fee schedule to clarify the breakpoint fee discounts payable to UBS Global AM.
RESPONSE:  The Trust confirms that the dollar amounts in the fee schedule represent the assets of the Fund sub-advised by UBS Global AM in proportion to the total assets of the Fund.  Because the Adviser and UBS Global AM have executed the sub-

advisory agreement and both parties understand the fee schedule, no change has been made in response to this comment.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Trust acknowledges the staff's view that:  the Trust is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions concerning the foregoing, please do not hesitate to call me at (415) 262-4530.

Very truly yours,

/s/ Mark D. Perlow
Mark D. Perlow

cc:	Andrei Cherny
Alexandra Hyman
Aspiration Fund Adviser, LLC